UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number  1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available For Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedule

Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2005	9

Signature	10

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	11

Note:                        Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Varian Medical Systems, Inc.
Retirement Plan

We have audited the financial statements of the Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2005 and 2004, and for the year ended December 31, 2005, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 30, 2006

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2005	2004
Assets
Investments, at fair value (Note 3)	$522,381	$508,644

Contributions receivable
Participant	437	683
Employer	658	808
Total receivable	1,095	1,491
Total assets	523,476	510,135

Liabilities
Accrued expenses	103	78
Net assets availale for benefits	$523,373	$510,057

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2005
Additions to net assets attributed to
Net unrealized and realized appreciation in the fair value of investments	$21,791
Interest income	15,494
Total investment income	37,285

Contributions
Participant	14,996
Employer	7,705
Total contributions	22,701
Total additions	59,986

Deductions from net assets attributed to
Benefits paid to participants	46,414
Administrative expenses	256
Total deductions	46,670
Net increase in net assets	13,316

Net assets available for benefits
Beginning of year	510,057
End of year	$523,373

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.                            Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description/Prospectus for more detailed information.

The Plan was established to provide benefits to those employees of Varian Medical Systems, Inc., (the “Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Contributions can come from participant before-tax contributions, participant after-tax contributions, Employee Incentive Plan (“EIP”) bonus contributions, Management Incentive Plan (“MIP”) bonus contributions, rollover contributions, Company matching contributions, matching EIP bonus contributions, matching MlP bonus contributions and Company discretionary retirement profit-sharing contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants.

Contributions and Participant Accounts

Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of  25% and 15% of their base pay in 2005 and 2004, respectively, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. New Plan participants must complete one year of service before making any after-tax contributions to the Plan.

Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company’s matching contribution is 100% of participants, before-tax or after-tax deposits, up to a maximum of 6% of participants’ eligible base pay. The Company may make a discretionary retirement profit-sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit-sharing contributions were made for the year ended December 31, 2005.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Participants are immediately fully vested in their contributions and Company contributions.

Contributions made to the Plan are allocated among eighteen investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant Loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. The interest rates range from 5% to 10.5% on loans outstanding at December 31, 2005. Principal and interest is paid ratably through payroll deductions over five years or less. Upon employment termination, the entire loan balance becomes immediately due and payable.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their accounts or annual installments over a period of years.

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Investments of the Plan held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments held in the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. Investments in the common/collective trust as valued at fair value as determined by Fidelity Trust. The carrying amounts of the investments approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value. The Plan presents in its investment income the net appreciation in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on these investments.

Payment of Benefits

Benefits are recorded when paid.

3.                            Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
(in thousands of dollars)	2005	2004
Fidelity Growth Company Fund	$106,375	$100,563
PIM Total Return Instl CL	94,518	—
Fidelity Growth and Income Portfolio	58,903	64,223
Vanguard Institutional Index	58,402	—
Fidelity Balanced Fund	52,745	44,840
NB Genesis Trust	39,624	—
Fidelity Managed Income Portfolio II	36,245	—
Fidelity Intermediate Bond Pool	—	96,406
Spartan U.S. Equity Index Portfolio	—	63,974
Fidelity Retirement Money Market Portfolio	—	31,017

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $21,791,000 as follows:

(in thousands of dollars)
Mutual funds	$17,296
Company stock fund	2,612
Intermediate bond pool	1,883

4.                            Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2005, and December 31, 2004 consisted of 372,033 shares and 429,342 shares, with fair market values of approximately $19,007,000 and $18,568,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock fund, approximately $187,000 and $322,000 at December 31, 2005, and December 31, 2004, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the year ended December 31, 2005 were $256,000.

5.                            Income Tax Status

The Plan obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Supplemental Schedule

Varian Medical Systems, Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

(a) Identity of Issuer	(b) Description of Ivestment	(c) Units	(e) Current Value
* Fidelity Growth Company	Mutual Fund		$106,375,062
PIM Total Return Instl CL	Mutual Fund		94,518,388
* Fidelity Growth and Income Portfolio	Mutual Fund		58,902,783
Vanguard Institutional Index	Mutual Fund		58,402,019
* Fidelity Balanced	Mutual Fund		52,744,886
NB Genesis Trust	Mutual Fund		39,624,448
* Fidelity Diversified International	Mutual Fund		23,555,971
H&W Large Cap Value I	Mutual Fund		6,407,246
* Fidelity Freedom 2020	Mutual Fund		6,080,851
Century Small Cap Select Instl CL	Mutual Fund		4,121,891
* Fidelity Freedom 2010	Mutual Fund		3,374,777
* Fidelity Freedom 2030	Mutual Fund		3,207,343
Vanguard Small Cap Index Inv	Mutual Fund		2,126,592
* Fidelity Freedom Income	Mutual Fund		2,098,196
* Fidelity Freedom 2040	Mutual Fund		1,354,146
Spartan Total Market Index	Mutual Fund		1,100,122
* Fidelity Managed Income Portfolio II	Common/Collective Trust		36,245,430
VMS Company Stock	Common Stock		19,006,604
* Fidelity Institutional Money Market Portfolio	Money Market		186,867
Participant Loans	Range of Interest from 5% to 10.5%		2,947,864
			$522,381,486

*                    Party-in-interest

Information certified as complete and accurate by
Fidelity Investments, custodian.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC. RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy S. Reitherman
Wendy S. Reitherman
Vice President, Human Resources

Date: June 21, 2006